October 18,  2012


Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated October 17, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your comment, in answer:

Mr. Henderson is not now nor has he ever been involved with Unseen Solar, Inc. In particular he has never been an officer, director, shareholder, consultant, employee or any other involvement with Unseen Solar, Inc.

Via this letter Free Flow, Inc. respectfully requests acceleration of the affectivity of this registration statement to October 25, 2012 at 3:00 p.m. EST or as soon thereafter as practical.

Sincerely,

FREEFLOW, INC.


/s/ "S" Douglas Henderson
----------------------------------
"S" Douglas Henderson
President

Cc: Karen Batcher, Esq.